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                          December 15, 2022

       Robert Ang, M.B.B.S.
       President and Chief Executive Officer
       Vor Biopharma Inc.
       100 Cambridgepark Drive, Suite 101
       Cambridge, MA 02140

                                                        Re: Vor Biopharma Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 14,
2022
                                                            File No. 333-268798

       Dear Robert Ang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Divakar Gupta